EXHIBIT (a)(5)

RILEY INVESTMENT MANAGEMENT LLC

FOR IMMEDIATE RELEASE

RILEY INVESTMENT MANAGEMENT ANNOUNCES IMMEDIATE TERMINATION OF PARTIAL TENDER OFFER

Los Angeles, Calif.—(PR NEWSWIRE)—January 18, 2007 – In response to the announcement by NetManage (Nasdaq: NETM) that it has received a proposal to be acquired for a price in excess of $5.25 per share in cash, Riley Investment Management (“RIM”) announced that Riley Acquisition LLC, a wholly-owned subsidiary of Riley Investment Partners, L.P., has terminated, effective immediately, its partial tender offer to acquire shares of NETM. The partial tender offer was originally scheduled to expire on January 22, 2007.

RIM has previously expressed its view that NETM should no longer operate as a stand-alone public company, given NETM’s expensive public compliance costs relative its size and its operating performance over the last several years. Accordingly, RIM welcomes the possibility that NETM will be acquired through a merger transaction. Given its concern with NETM’s commitment to shareholder value, RIM encourages the board of directors to consider the acquisition proposal and the sale process seriously.

After more information about NETM’s response is available, RIM will evaluate all alternatives, including a future partial tender offer on the same or different terms, if the proposal to acquire NETM does not result in a definitive transaction in a reasonable time period on terms RIM regards as favorable. Based on the progress of NETM’s sales process, RIM also will consider whether to proceed with its plan to nominate directors and introduce proposals at the 2007 Annual Meeting, for which NETM has not yet set a date.